UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 7)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON CO

 (1) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON IA

(2) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(3)
14	TYPE OF REPORTING PERSON PN

(3) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(4)
14	TYPE OF REPORTING PERSON OO

(4) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(5)
14	TYPE OF REPORTING PERSON IN

(5) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(6)
14	TYPE OF REPORTING PERSON IN

(6) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

Introductory Statement

This constitutes Amendment No. 7 (the “Seventh Amendment”) to the Statement on Schedule 13D, filed on July 24, 2007 (the “Schedule 13D”) and amended on January 18, 2008 (the “First Amendment”), on May 8, 2008 (the “Second Amendment”), on May 14, 2008 (the “Third Amendment”), on May 21, 2008 (the “Fourth Amendment”) on May 28, 2008 (the “Fifth Amendment”) and on May 29, 2008 (the “Sixth Amendment”). Except as otherwise described in this Seventh Amendment, the information contained in the Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment and Sixth Amendment remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment and Sixth Amendment. Information given in response to each item in the Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment and Sixth Amendment shall be deemed incorporated by reference in all other items.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

(d) and (g) On June 2, 2008, Trinad Capital Master Fund, Ltd. (“Trinad”) sent a letter to the Board of Directors (the “Board”) of the Issuer denouncing the appointment of Michael Fleming as Chairman of the Board and interim Chief Executive Officer of the Issuer and demanding that the Board immediately rescind the letter agreement with Mr. Fleming and that he resign from those positions. Trinad believes that the Board did not engage in a search for a qualified candidate and that their decision to appoint one of their own members was a breach of fiduciary duty. In addition, Trinad demands that the Board consider its slate of directors, which Trinad has previously proposed, as set forth in the Third Amendment, for election at the annual meeting. Trinad has indicated to the Issuer that if Mr. Fleming’s agreement is not rescinded within 7 days and Trinad’s slate of directors is not permitted to stand for election, it will have no choice, but to take action to protect its interests.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this Schedule 13D/A:

Exhibit A Letter to NTN Buzztime, Inc., dated June 2, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: June 2, 2008	Date: June 2, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: June 2, 2008	Date: June 2, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: June 2, 2008	Date: June 2, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

June 2, 2008

BY FACSIMILE AND REGULAR MAIL

Board of Directors
NTN Buzztime, Inc.
5966 La Place Court
Suite 100
Carlsbad, California 92008

Re:	Fleming Appointment

Dear Directors:

We read with disbelief the announcement by NTN Buzztime, Inc. (“NTN”) that, effective May 29, 2008, Michael Fleming was named Chairman of the Board and interim Chief Executive Officer of NTN, pursuant to a letter agreement, as described in the update to NTN’s proxy statement for its annual meeting of stockholders as filed with the SEC on May 30, 2008.

We demand that the board of directors (the “Board”) immediately rescind the letter agreement with Mr. Fleming and he resign from those positions. It is obvious that the Board did not engage in any search for a qualified candidate to run this deeply troubled company, but instead determined to promote and unjustifiably enrich one of its own members, a supposed independent member of various committees. It is incomprehensible that the Board would take this action on the very day that the stockholders of NTN were demonstrating their dissatisfaction with the current management by refusing to show up at the annual meeting and defeating the quorum requirement.

The Board’s rush to promote one of its own without conducting an adequate search and without giving stockholders an opportunity to determine who should be making this critical decision is an obvious breach of fiduciary duty. There was no need, except for a bald-faced attempt to entrench and enrich one of their own, that this decision should have occurred so hastily.

As we have in the past, we demand that you consider a slate of directors (which we had previously proposed) that will be responsive to the demands of your stockholders. If Mr. Fleming’s agreement is not rescinded within 7 days and our slate of directors is not permitted to stand for election, we will have no choice, but to take action to protect our interests.

Very truly yours,

TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Director